August 15, 2025

Nick Jones
The Manor House
Station Road
Bampton
OX18 2LQ
United Kingdom

Re: Purchase of 4.4 Million Class B Shares of Soho House & Co Inc.

Dear Nick:

This letter agreement (“Agreement”) is being entered into concurrent with that certain Agreement and Plan of Merger, dated as of August 15, 2025 (as amended from time to time, the “Merger Agreement”) by and among EH Parent LLC, a Delaware limited liability company (“Parent”), EH MergerSub Inc., a Delaware corporation (“Merger Sub”), and wholly owned subsidiary of Parent, and Soho House & Co Inc., a Delaware corporation (Ticker: SHCO) (the “Company”), pursuant to which, among other things, it is intended that Merger Sub be merged with and into the Company, with the Company surviving such merger as the surviving company upon the terms and subject to the conditions set forth therein (the “Merger”).

You and I have recently reached agreement regarding my purchase of 4,400,000 shares of Class B Common Stock of the Company from you (the “Subject Shares”).  This Agreement memorializes our agreement and evidences your sale and my purchase of the Subject Shares.

Subject to the terms and conditions set forth herein, you have agreed to sell, and I (personally or through a designee or assignee) have agreed to purchase from you, all of your right, title and interest in and to the Subject Shares, free and clear of any liens, pledges, mortgages, deeds of trust, security interests, charges, claims, options, rights of first refusal, or other similar encumbrance (collectively, “Encumbrances”), for US$6.00 per Subject Share (the “Per Share Purchase Price”) and an aggregate purchase price of US$26,400,000 (the “Purchase Price”).  The Purchase Price shall be payable by me or the designee in whose name the shares are registered as follows following the date the Closing Conditions (defined below) are satisfied (the “Sale Date”): (i) US$13,200,000 in cash within five (5) business days from the Sale Date, and (ii) an unsecured zero interest US$13,200,000 promissory note with a January 6, 2026 maturity date.  Payment of the cash Purchase Price installment and payment on the promissory note on the maturity date thereof shall be made by wire transfer to the account set forth below:

Beneficiary:
Beneficiary IBAN:
Beneficiary Bank:
Beneficiary BIC:
Intermediary Bank:
Intermediary BIC:
Note:

The sale of the Subject Shares shall be conditioned solely on (i) the filing by the Company of a definitive proxy statement (DEFM14A) regarding the Merger (the “Merger Proxy Statement”) with the US Securities and Exchange Commission (“SEC”) and the distribution thereof to the Company’s shareholders and (ii) confirmation by the Company’s Chief Legal Officer that the sale is permitted under the terms of the Company’s Insider Trading Policy and any other Company policies applicable to the purchase and/or sale of Company shares by insiders (the “Closing Conditions”).

Upon satisfaction of the Closing Conditions, all right, title and ownership of the Subject Shares shall automatically transfer from you to me (or my designee or assignee), and each of you and I agree and covenant to instruct the Company and the Company’s transfer agent to transfer ownership of the Subject Shares to me (or my designee or assignee) on the books and records of the Company and its transfer agent.

As an inducement to the consummation of the transactions set forth herein, in addition to the payment of the Purchase Price, I hereby agree that, in the event the Merger is consummated at any time during the period beginning on the Sale Date and ending on the 12-month anniversary of the Sale Date, as additional consideration for the purchase and sale contemplated herein, I (or my designee or assignee) will pay or transfer to you within 30 days following the consummation of the Merger, an amount equal to 50% of the profits or deemed profits received by me (or my designee or assignee) with respect to the Subject Shares in such Merger.  For purposes of this paragraph, the Merger does not need to involve the sale or exchange of the Subject Shares but “profits or deemed profits” with respect to the Subject Shares shall mean an amount equal to (I) the per share value of or attributable to the publicly traded Class A shares of common stock of the Company in the Merger less the Per Share Purchase Price, multiplied by (II) the number of Subject Shares acquired hereunder.  The profits participation rights set forth in this paragraph will terminate and be no further force or effect on the date that is the 12-month anniversary of the Sale Date.

Each of you and I acknowledge that as “insiders” of the Company each of us is obligated pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a Form 4 with the SEC within two (2) business days following the date of this agreement and, further, that details of the sale of the Subject Shares will be disclosed in the Merger Proxy Statement and, potentially, other documents or forms filed with the SEC, and, accordingly, each of you and I agree and covenant to provide all requisite information regarding the sale of the Subject Shares to the Company and cooperate with the Company to ensure the timely filing of the Form 4s and any other filings which may be necessary pursuant to the Exchange Act now or the future in connection with this Agreement, the sale of the Subject Shares, the Merger Agreement, and the Merger.

You hereby represent and warrant to me that (i) you are the record owner of and have good and valid title to the Subject Shares, free and clear of all Encumbrances; and (ii) the execution of this Agreement and the consummation of the transaction contemplated hereby does not (a) require the consent, notice or other action by you or any other person under, conflict with, result in a violation or breach of, constitute a default or event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any contract or other arrangement to which you are a party or by which you are bound or (b) result in the creation or imposition of any Encumbrance on the Subject Shares.

You and I each acknowledge that given our past and current roles with the Company, except as expressly set forth in the preceding paragraph, the sale of the Subject Shares is being made without any express or implied representation or warranty as to value or any other matter by either you or I, notwithstanding any prior or contemporaneous conversations we may have had regarding the subject matter hereof.

I am acquiring the Subject Shares for my own account, for investment purposes only, and not with a view to or for sale in connection with any distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”). I am also an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act and satisfies all applicable eligibility requirements for an exemption from registration under the Securities Act.  Both of us agree that this purchase and sale is intended to be an exempt transaction under the Securities Act.
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If you agree with the terms set forth above, please acknowledge and agree in the space set forth below and return a signed copy of this letter at your earliest convenience.

Sincerely,

_________________________
Ronald W. Burkle or Assignee

Acknowledged and Agreed as of
the date first set forth above:

_________________________
Nicholas Keith Arthur Jones